Form 11-K

            SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549





                       ANNUAL REPORT

              Pursuant to Section 15(d) of the
              Securities Exchange Act of 1934


            For the year ended December 31, 2002


               Commission File Number 1-5828


                    RETIREMENT PLAN OF
              TALLEY METALS TECHNOLOGY, INC.
                (Full title of the plan)


             CARPENTER TECHNOLOGY CORPORATION
          (Name of issuer of the securities held
                  pursuant to the plan)




                     2 Meridian Drive
                 Treeview Corporate Center
              Wyomissing, Pennsylvania  19610
              (Address of principal executive
                   office of the issuer)



Financial Statements and Exhibits

(a)  Financial Statements

     The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)  Exhibits


     23    Consent of Independent Accountants

     99.1  Certification of Chief Executive Officer pursuant to
           18 U.S.C. Section 1350

     99.2  Certification of Chief Financial Officer pursuant to
           18 U.S.C. Section 1350

                                1



       RETIREMENT PLAN OF TALLEY METALS TECHNOLOGY, INC.
                 INDEX TO FINANCIAL STATEMENTS

                    FORM 11-K ANNUAL REPORT

                                                       Form 11-K
                                                         Pages

Report of Independent Auditors                               3

Financial Statements:

   Statements of Net Assets Available for Benefits
   as of December 31, 2002 and 2001                          4

   Statements of Changes in Net Assets Available
   for Benefits for the years ended December 31,
   2002 and 2001                                             5

   Notes to Financial Statements                          6-10

                                2




             Report of Independent Auditors


To the Participants and Administrator of the Retirement Plan of Talley Metals Technology, Inc.:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Retirement Plan of Talley Metals Technology, Inc. (the "Plan") at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, effective December 31, 2002, the Plan was merged with and into the Savings Plan of Carpenter
Technology Corporation.


June 13, 2003                     /s/ PricewaterhouseCoopers LLP

                                3




                     RETIREMENT PLAN OF
                TALLEY METALS TECHNOLOGY, INC.


      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
            as of December 31, 2002 and 2001
                 (dollars in thousands)



ASSETS                                       2002        2001

Investments, at fair value                 $      -     $6,289

Receivables:
   Investment income receivable                   -         19
   Contributions - salary deferral                -         14
   Contributions - company                        -         15

   Total receivables                              -         48

   Total assets                                   -      6,337

LIABILITIES

Liability for investment purchases                -         20

   Total liabilities                              -         20

Net assets available for benefits          $      -     $6,317










The accompanying notes are an integral part of these financial statements.

                                4



                     RETIREMENT PLAN OF
                TALLEY METALS TECHNOLOGY, INC.

   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
         for the years ended December 31, 2002 and 2001
                    (dollars in thousands)


                                                  2002     2001

Additions to net assets attributed to:
Investment income:
  Interest and Dividends                        $  204   $  223
  Net depreciation in fair value of investments   (811)    (431)

                                                  (607)    (208)
Contributions:
  Employer                                         452      582
  Participant                                      221      338
  Rollover                                           1        3

                                                   674      923

    Total additions                                 67      715

Deductions from net assets attributed to:
  Benefits paid to participants                    537    1,250
  Administrative expenses                            5        3
  Transfer to Savings Plan of Carpenter
    Technology Corp.                             5,842        -

      Total deductions                           6,384    1,253

        Net (decrease)                          (6,317)    (538)

Net assets available for benefits:
  Beginning of year                              6,317    6,855

  End of year                                  $     -   $6,317



The accompanying notes are an integral part of these financial statements.

                                5



                     RETIREMENT PLAN OF
               TALLEY METALS TECHNOLOGY, INC.


               NOTES TO FINANCIAL STATEMENTS


1.  Description of Plan:

    The following brief description of the Retirement Plan of Talley Metals Technology, Inc. (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    General:

    The Plan is a defined contribution plan covering all employees of Talley Metals Technology, Inc. (except for salaried exempt employees who, effective July 1, 2001, became participants in the Savings Plan of Carpenter Technology Corporation), who have one year of service and are age eighteen or older. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Prior to June 1, 1998, the Plan had been designed as a money purchase pension plan. Any contributions made prior to that date and earnings on those contributions will be subject to the terms of those plan documents.

    Plan Merger:

    Effective December 31, 2002, the Plan merged with and into the Savings Plan of Carpenter Technology Corporation ("Savings Plan"). Pursuant to the merger, participants with assets having a fair market value of $5,842,000 at the time of the merger became part of the Savings Plan. The Plan's participants underwent changes to their benefits under the Savings Plan. For additional information regarding these changes, participants should refer to the Plan document for the Savings Plan.

                                6



    Contributions:

    Each participant may, at their discretion, contribute between 1% and 15% of their compensation through elective deferrals.

    The Company makes annual Guaranteed Contributions to the Plan on behalf of participants. The amount of such contributions is 5% of each participant's earnings during the calendar year. In addition, the employer also makes a matching contribution of 100% of the first 3% of the participant's total earnings that a participant contributes to the Plan. Participants who are age 50 or older may make "catch-up contributions," which are additional pretax contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

    Participants may direct all contributions in one or more of the investment options in 5% increments as directed by the participants based on their personal investment goals. The Plan currently offers seven mutual funds, a fixed income fund, and the stock of Carpenter Technology Corporation.

    Participant's Accounts:

    Participant accounts are maintained and updated by the recordkeeper, Marshall & Ilsley (M&I), which also acts as the trustee. Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting:

    Participants are 100% vested in all contributions.

    Participant Loans:

    Loans are available to participants who are active employees of the Company. Participants are subject to certain

                                7


    restrictions on their number of loans, amount and terms of repayment. Interest is charged at the prime rate for commercial lenders at the time the loan is initiated, plus one percent. Loan repayments must be made under a level amortization schedule through regular payroll deductions, and payment in full is required at the time of the participant's separation.

    Payment of Benefits:

    Separated employees are entitled to full distribution of all amounts credited to their accounts. Payments will be paid out in a lump sum or under a variety of annuity forms available for election by the participant.

2.  Summary of Significant Accounting Policies:

    A. The financial statements of the Plan are prepared under the accrual method of accounting.

    B. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    C. The Plan's investments are stated at fair value. Quoted market prices are used to value investments. The investment in the M&I Stable Principal Fund is stated at contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Shares of registered investment companies are valued at quoted market prices, which generally represent the net asset values of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Gain or loss on sales of investments is based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

                                8



    D. The net appreciation (depreciation) in the fair value of investments in the statements of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation (depreciation) on investments.

    E.  Benefits are recorded when paid.

    F. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.  Investments:

    The following presents investments that represent 5 percent or more of the Plan's net assets.

                                               (in thousands)
                                               at December 31
                                                2002      2001
M&I Stable Principal Fund                     $     -    $2,745
Carpenter Technology Corporation Stock Fund   $     -    $  747
Vanguard Index 500 Fund                       $     -    $  679
Vanguard Windsor II Fund                      $     -    $  579
Vanguard Wellington Fund                      $     -    $  385
Vanguard U.S. Growth Fund                     $     -    $  357
Loan Fund                                     $     -    $  361

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $811,000 and $431,000 respectively, as follows:

                                                (in thousands)
                                                2002      2001
Mutual funds                                  $  (499)   $ (440)
Common stock                                     (312)        9
                                              $  (811)   $ (431)

                                9



4.  Tax Status of the Plan:

    The Internal Revenue Service has determined and informed the Company by letter dated December 20, 1999, that the Plan and related trust as of June 1, 1998 are designed in accordance with applicable sections of the Internal Revenue Code (IRC) Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.  Administrative Expenses:

    The participants are assessed a fee for loan originations.
    In addition, investment income is shown net of investment management fees. All other expenses are paid by the Company.

6.  Plan Termination:

    The Company has the right under the Plan to discontinue or change its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.  Related Party Transactions:

    Certain Plan investments are shares of a fixed income fund managed by M&I. M&I is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Loan origination fees paid by plan participants to M&I for the years ended December 31, 2002 and 2001 were $5,000 and $3,000 respectively.

                                10



                        SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                             RETIREMENT PLAN OF
                             TALLEY METALS TECHNOLOGY, INC.
                             (Name of Plan)




Date: June 30, 2003          By  /s/ Terrence E. Geremski
                                 Terrence E. Geremski
                                 Senior Vice President - Finance
                                 and Chief Financial Officer

                                11



                          EXHIBIT INDEX

Exhibit Number

     23       Consent of Independent Accountants

     99.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

     99.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

                                12







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